                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2010
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on April 13, 2010.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: April 13, 2010
                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD ANTICIPATES AN INCREASE OF MORE THAN 40%
             IN OPERATING PROFIT FOR FIRST QUARTER 2010 OVER PRIOR
                                 YEAR'S PERIOD

--   FIRST QUARTER 2010 REVENUE EXPECTED TO INCREASE BY APPROXIMATELY 15% OVER
     FIRST QUARTER 2009 REVENUE; GROSS PROFIT IN FIRST QUARTER EXPECTED TO RISE
     MORE THAN 30% OVER FIRST QUARTER 2009 GROSS PROFIT

YAVNE, Israel - April 13, 2010 -- G. Willi-Food International Ltd. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), a global food company specializing in the development, manufacture, marketing and international distribution of extensive range of quality kosher food products, today announced preliminary expectations for revenue, gross profit and operating profit results for the first quarter of
2010.

FIRST QUARTER 2010

Based on preliminary information for the first quarter ended March 31, 2010, the
Company expects revenue during the quarter to increase approximately 15 percent year-over-year and gross profit to increase by more than 30 percent year-over-year. The Company also expects first quarter 2010 operating profit to increase by more than 40 percent year-over year.

Mr. Zwi Williger, President and COO of Willi-Food commented: "We are very pleased with our strong performance in the first quarter of 2010, and especially with our expected 40 percent increase in operating profit over the first quarter of 2009 which represents more than a 70 percent increase over the previous quarter, the forth quarter of 2009, as we continue to make inroads in expanding our market reach in Israel and in the U.S. Revenue from new products introduced in the quarter also continues to maintain good momentum. In the first quarter of
2010, we launched a major media campaign in Israel to expand awareness of the
Willi-Food brand, and we continue to see expanding sales volume as a direct result of these marketing efforts. Sales generated by our newly established export division in Israel are also adding to our top line. We remain committed to our strategy of expanding marketing channels for our higher-margin products in the U.S. and Israeli markets and on promoting our broad base of kosher products to health-conscious consumers across Europe, Israel and in the United
States."

G. Willi-Food International expects to publish its financial results for the first quarter of 2010 in mid-May 2010.

CONFERENCE CALL

The Company will host a public conference call to update shareholders on corporate activities and to discuss guidance for the first quarter of 2010 on
Tuesday, April 13, 2010 at 10:00 a.m. Eastern time. To participate in the call please dial 1-877-941-4775, or 1-480-629-9761 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link at ViaVid.net:
http://viavid.net/dce.aspx?sid=0000731f

A replay of the conference call will be available for 14 days from 1:00 p.m. EDT on April 13, 2010 through 11:59 p.m. EDT on April 27, 2010 by dialing
1-303-590-3030, access code 4281237. In addition, a recording of the call will be available via the the link shown above for one year.

PUBLIC OFFERING

On March 12, 2010 the Company announced the pricing of its public offering of
3,305,786 shares at a price of $6.05 per share for gross proceeds of approximately $20 million and net proceeds of approximately $19 million. The offering was settled and closed on March 18, 2010. Willi Food granted the underwriters in the offering an option to purchase up to an additional 330,579 shares of the Company's common shares to cover over-allotments, if any
("UNDERWRITERS' OPTION"). The Underwriters' Option expired on April 11, 2010 and the underwriters did not exercise their option to purchase additional shares of common shares of the Company.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary which designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: MONETARY RISKS INCLUDING CHANGES IN CURRENCY EXCHANGE RATES-
ESPECIALLY THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR
MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS, OUR
INABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS, INSURANCE COVERAGE
NOT SUFFICIENT ENOUGH TO COVER LOSSES OF PRODUCT LIABILITY CLAIMS AND RISKS
ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS,
LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS
PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING
"RISK FACTORS" IN THE COMPANY'S AMENDMENT NO. 5 TO FORM F-1, FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 2010. THESE FACTORS ARE UPDATED
FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH
THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO
UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

Contact:

AT THE COMPANY:

G. Willi Food International Ltd.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

INVESTOR RELATIONS:

RedChip Companies, Inc.
Dave Gentry
800-733-2447, Ext. 104
407-644-4256, Ext. 104
info@redchip.com

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SOURCE: G. Willi-Food International Ltd.